MjLink.com, Inc.

3465 Gaylord Court, Suite A509

Englewood, Colorado 80113

Telephone (855) 933-3277

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D. C. 20549

Attn: Matthew Crispino

June 16, 2020

Re:	MjLink.com, Inc.
Form 1-A
Originally Filed on March 10, 2020
File No. 024-11154
SEC Comment Letter dated June 5, 2020
Amendment Number 3 (filed on June 16, 2020)

Dear Sir or Madam:

Please find below our responses to the Commission’s June 5, 2020 Comment Letter regarding the above-referenced 1-A. MjLink.com, Inc. is referred to herein as the “Company”, “we”, or “us”.

Amendment No. 2 to Offering Circular on Form 1-A

Because our directors and executive officers are among our largest stockholders…, page 18

Response to Comment 1

We have revised the risk factor to disclose that our CEO controls the Company and describes the specific over 5% ownership of each officer or director

Location at page 18.

Use of Proceeds, page 31

Response to Comment 2

We have added a column that discloses the use of proceeds with $1,000,000 of Minimum Offering Proceeds.

Location at page 31.

Certain Relationships and Related Party Transactions, page 51

Related Party Transactions, page 52.

Response to Comment 3

In Amendment 2, we mistakenly failed to include the related party transactions in Note 4, which are now disclosed in Amendment 3.

Location at page 52.

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Security Ownership of Management and Certain Security Holders, page 52

Response to Comment 4

We have disclosed the following in Amendment number 3 regarding voting, investment, and dispositive power over the shares held by LVC Consulting, Rodosevich Investments, LLC, and Social Life Network, Inc:

(1)

Kenneth Tapp, member of LVC Consulting, LLC, was appointed as Chief Executive Officer, Chief Technology Officer, and Chairman of our parent company since inception of both Social Life Network and MjLink. Kenneth Tapp has sole voting, investment, and dispositive power over the 2,690,682 shares.

(2)

Andrew Rodosevich, member of Rodosevich Investments, LLC, was appointed as Chief Financial Officer of our parent company since inception and resigned from that position effective July 31, 2018. Andrew Rodosevich has sole voting, investment and dispositive power over the 775,000 shares.

(3)

Social Life Network, Inc. is the parent company of MjLink.com, Inc., since its incorporation in Delaware on September 20, 2018. Social Life’s Board of Directors has the voting, investment, and dispositive power over the 800,000 shares

Location at page 53.

Description of Capital Stock

Voting, page 53

Response to Comment 5

On May 3, 2020, our Board of Directors authorized the filing of a Certificate of Rights and Preferences for Class B Common Shares. We intend to file the Certificate by July 1, 2020 providing for 100 votes by each Class B Holder.

We have resolved the discrepancy contained in Amendment 2 by deleting the prior disclosure that we have set the voting rights and disclosed that we have not yet set the voting rights for the Class B Shares.

Location at page 54.

Exclusive Venue, page 54

Response to Comment 6

We have removed the Exclusive Venue discussions in the Section titled “Exclusive Venue and in Stockholder’s Derivative Actions. Pursuant to Comment 10, we have included the venue discussion in our Plan of Distribution and in the Exhibit 4.1 Subscription Agreement. See also our response below to Comment 10.

Location at pages 28, 56, Exhibit 4.1.

Preferred Shares, page 54

Response to Comment 7

On May 3, 2020, pursuant to an amendment to our Articles of Incorporation, the State of Delaware approved an amendment to our Articles authorizing 25,000,000 Preferred Shares. On May 9, 2020, pursuant to said amendment, we were authorized to issue and we in fact issued 10,068,087 Uncertificated Preferred Shares to various persons and entities. On May 22, 2020, we filed Amendment Number 2 to the Regulation A filing, but prior to May 22, 2020 we were unable to discuss the rights and preferences of the Preferred Shares with our Board of Directors. On June 1, 2020, our Board of Directors approved the filing of a Certificate of Rights and Preferences to the Preferred Shares with the State of Delaware, providing that each Preferred Share may be converted on a 1 to 3 basis (1 Preferred Share may be converted into 3 Class A Shares) and a cumulative annual dividend of 6%. We plan to file the Certificate by the end of June 2020. Because we intend to set the rights and preferences to the Preferred Shares, we have not provided a risk factor discussing undesignated terms to the Preferred A Shares, however, we have included a risk factor regarding the superior conversion and dividend rights of the Preferred A Holders over that of the Class A Common Holders once the Certificate is filed.

Location at pages 18, 54.

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Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page F-7

Response to Comment 8

At the time, D. Scott Karnedy was a Board Member of Social Life Network, Inc., MjLink's parent company, and interim Chief Operating Officer of MjLink. D. Scott Karnedy was MjLink's Chief Operating Officer for only approximately 1 month and at the time constituted the only personnel at MjLink. The substantive and sole activity assumed by Karnedy (both as a Board Member of Social Life Network and as Chief Operating Officer of MjLink) was to seek out a Chief Executive Officer for MjLink (who ultimately started his position in January 2019) to jump start MjLink’s and hire employees dedicated to MjLink; as such, there was zero cost assumed by Social Life Network with respect to the MjLink CEO hire until 2019.

Net Loss Per Share, page F-9

Response to Comment 9

We have eliminated the following disclosure pertaining to warrants:

“As of December 31, 2019 and December 31, 2018, the Company had no outstanding options and had outstanding warrants of 815,001 for year ended 2018 and 454,743 as of December 31, 2019 through our obligations to our parent company Social Life Network, Inc which were excluded from the computation of net loss per share because they are anti-dilutive.”

Exhibits

Response to Comment 10

We have added the following disclosure in Item 9 of the subscription agreement (Exhibit 4.1) as well as in our Plan of Distribution Section:

“9. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware. Exclusive venue for any dispute arising out of this Subscription Agreement or the Shares shall be the state court in Delaware, or the US District Court located in Wilmington, Delaware. This provision applies to disputes arising under state law and the Securities Act of 1933, as amended (“Securities Act”) and the Securities & Exchange Act of 1934, as amended (“Exchange Act”). Securities Act Section 22 creates concurrent jurisdiction, respectively, for federal and state courts over all lawsuits brought to enforce any duty of liability created by the Securities Act or the rules and regulations thereunder. Additionally, Exchange Act 27 creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, an Investors’ ability to seek relief in the state courts as a more favorable jurisdiction, will likely fail because the Courts will defer to federal jurisdiction.”

Location at page 56 and Exhibit 4.1

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General

Response to Comment 11

All inadvertent references to the “nine months ending” have been corrected to reflect “twelve months ended”.

Location at pages

Response to Comment 12

We have addressed all of the issues in Comment 12. When the April 8, 2020 press release by Social Life was issued, MjLink operated as Social Life’s wholly owned subsidiary consistent with its original plan reflected in its original Regulation A filing to spinoff MjLink and take MjLink public as a separate entity. As reflected in Amendment Numbers 1 and 2, we terminated our plan to spin out MjLink and made corrective disclosure in that regard. Our reference to MjLink as a wholly owned subsidiary was an inadvertent oversight from terminating our plan to spin-off MjLink. We have ensured that there are no future references to MjLink as Social Life’s wholly owned subsidiary

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment number 3.

Sincerely yours,

By:	/s/ Ken Tapp
Ken Tapp, Chief Executive Officer

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